[AIG Letterhead]
                                              Helena Lee
                                              Assistant General Counsel
                                              Direct Line: (310) 772-6259
                                              Fax: (310) 772-6569
                                              E-mail: hlee@sunamerica.com

Via Edgar and Electronic Mail

November 7, 2016

Kathryn M. Hinke
Attorney-Adviser
Disclosure Review and Accounting Office
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re: Variable Separate Account ("Registrant")
    American General Life Insurance Company ("AGL" or "Depositor") Polaris Advisory Variable Annuity
    Initial Registration Statements on Form N-4
    File Nos. 333-213338 and 811-03859 (Version A)

    FS Variable Separate Account ("Registrant")
    The United States Life Insurance Company in the City of New York ("USL" or "Depositor")
    Polaris Advisory Variable Annuity
    Initial Registration Statements on Form N-4
    File Nos. 333-213339 and 811-08810 (Version A)


Dear Ms. Hinke:

    Thank you for your verbal comment provided on October 25, 2016, regarding the initial Registration Statements on Form N-4 (Version A) filed on August 26, 2016, as referenced above. We will be providing our written response to the comment letter on October 25, 2016 in a separate correspondence. We have considered your comment and have provided our response below.

Prospectus
----------

1. Fee Table (page 6) and Polaris Income Plus and Polaris Income Plus Daily - "What is the Charge for Partial/Full Benefit Termination for Polaris Income Plus and Polaris Income Plus Daily?" (Page 32)

 a. Comment - Please explain the legal basis of treating contract owners differently from one another i.e. those who elect the Living Benefit who are subject to the Partial/Full Benefit Termination Charge and contract owners that don't elect the Living Benefit who are not being assessed the Partial/Full Benefit Termination Charge on their withdrawals and surrenders.

    Response - The legal basis for assessing the Partial/Full Benefit Termination Charge ("BTC") on withdrawals under the Living
    Benefit riders is Rule 6c-8 under the 1940 Act, which allows separate accounts to deduct withdrawal charges upon redemption. The BTC functions like a withdrawal



Kathryn M. Hinke
November 7, 2016
Page 2 of 2

    charge because it is assessed only on full and partial withdrawals taken during the first 5 contract years, starting at 5% during the first contract year, and declining 1% each year until it is 0% in the
    6th contract year.   The BTC is no longer assessed after the 5th
    contract year. The Living Benefit cannot be cancelled during this 5 year period without surrendering the contract and if surrendered, the BTC is assessed against the entire contract value. This is similar to how withdrawal charges operate. Like withdrawal charges that assess the charge on the amount of the withdrawal in excess of the penalty-free withdrawal amount, the BTC is assessed on the amount of the withdrawal that is in excess of the Maximum Annual Withdrawal Amount under the rider.

    One of the main purposes of purchasing an advisory variable annuity is to obtain guaranteed retirement income. It is expected that virtually all contract owners will purchase the contract with one of the Living Benefit riders. The BTC would apply to all contract owners and for the few contract owners who choose not to elect the Living Benefit rider, the BTC would effectively be waived.


    We will file any revisions and all relevant exhibits and financial statements in a pre-effective amendment to the Registration Statement on December 13, 2016.

    Should you have any questions or need any additional information concerning the Registration Statements, please do not hesitate to contact me at (310) 772-6259.


Very truly yours,

/s/ Helena Lee

Helena Lee